TRANSACTIONS OF THE ISSUER
DURING THE PAST SIXTY (60) DAYS

The following table sets forth all transactions in the Common Stock effected in the past sixty (60) days by the Reporting Persons. All such transactions were effected in the open market through brokers and the price per share excludes commissions.

Trade Date	Common Stock Purchased (Sold)	Price per Share ($)
12/02/2024	11,460.00	5.2258
12/02/2024	11,462.00	5.2258
12/03/2024	13,343.00	5.2272
12/03/2024	13,345.00	5.2272
12/05/2024	131,408.00	5.2903
12/05/2024	131,408.00	5.2903
12/06/2024	65,387.00	5.2734
12/06/2024	65,387.00	5.2734
12/09/2024	12,122.00	5.2829
12/09/2024	645.00	5.2262
12/09/2024	645.00	5.2262
12/13/2024	126,614.00	5.0311
12/13/2024	126,605.00	5.0311
12/16/2024	20,052.00	5.3227
12/16/2024	20,051.00	5.3227
12/17/2024	41,971.00	5.2408
12/17/2024	41,972.00	5.2408
12/23/2024	107,555.00	4.4596
12/23/2024	107,561.00	4.4596

01/08/2025	59,755.00	5.2674
01/08/2025	59,760.00	5.2674
01/21/2025	327.00	4.9578
01/21/2025	328.00	4.9578
01/23/2025	1,765.00	5.2966
01/23/2025	1,765.00	5.2966
01/24/2025	1,029.00	5.3800
01/24/2025	1,029.00	5.3800
01/27/2025	8,032.00	5.2660
01/27/2025	8,033.00	5.2660
01/28/2025	1,215.00	5.4542
01/28/2025	1,215.00	5.4542
01/31/2025	6,010.00	5.6146
01/31/2025	7,617.00	5.5770

EXHIBIT 99.1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Date: February 5, 2025

WHETSTONE CAPITAL ADVISORS, LLC

By: /s/ David Atterbury
  David Atterbury
  Manager

 /s/ David Atterbury
David Atterbury